EXHIBIT 9(E)(I)

             FORM OF EXPENSE REIMBURSEMENT AGREEMENT
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                 EXPENSE REIMBURSEMENT AGREEMENT


     This Agreement is entered into effective as of the 20th day of March, 1991, by and between The Specialty Managers Trust (the "Trust"), a Massachusetts business trust, and Directed Services, Inc. ("Manager"), a New York corporation, whose name is scheduled to be changed to The Golden Financial Group, Inc. on or about May 1, 1991.

     WHEREAS, the Trust is an open-end diversified management investment company issuing shares in several different classes, each class known as a Series; and

     WHEREAS, Golden American Life Insurance Company ("Golden
American") and The Mutual Benefit Life insurance Company ("MBL"), through certain of their respective separate accounts, invest in shares of the operating Series of the Trust; and

     WHEREAS, the parties hereto wish to limit the ordinary operating expenses of the Trust borne by owners of the variable annuities and variable life insurance policies issued or to be issued by Golden American or MBL (the "Policies"):

     NOW, THEREFORE, the parties do hereby agree as follows:

1. TERM OF AGREEMENT. This Agreement shall commence as of the first day of May, 1991, and shall continue through the close of business on December 31, 1991, unless earlier terminated by mutual agreement of the parties, expressed in a writing signed by all of the parties hereto.

2. REIMBURSEMENT OF EXPENSES OF THE SERIES OF THE TRUST. In partial consideration for the Trust offering its shares solely to separate accounts of Golden American and MBL, Manager hereby agrees to pay the Trust the amount by which the ordinary operating expenses of each of the Series exceeds the percentage of the average daily net assets of each Series as set forth below:

     (i)            Liquid Asset Series           .80%
     (ii)           Limited Maturity Bond Series  .90%
     (iii)          All Growth Series            1.50%
     (iv)           Natural Resources Series     1.50%
     (v)            Real Estate Series           1.50%
     (vi)           Multiple Allocation Series   1.50%
     (vii)          Fully Managed Series         1.50%


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     In no event shall the Manager, under this Reimbursement
     Agreement, pay to the Trust any amount with respect to any extraordinary expenses of the Trust.

3. FREQUENCY OF REIMBURSEMENTS. The amount of reimbursement, if any, for each operating Series of the Trust shall be determined monthly. Manager hereby agrees to pay the Trust any amount due hereunder not later than the 15th day of the following calendar month.

4.   PROVISION OF FINANCIAL STATEMENTS.  For such period as the
     Manager is obligated to pay any of the ordinary operating expenses of the Trust pursuant to the provisions of this Agreement, Manager hereby agrees to provide the Board of Trustees of the Trust on a quarterly basis the unaudited financial statements of Manager and on an annual basis the audited financial statements of the Manager.

5. ASSIGNMENT AND MODIFICATION. This Agreement may be modified or assigned only by a writing signed by all of the parties.

6. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

     DIRECTED SERVICES, INC.



By:  ____________________________

     THE SPECIALTY MANAGERS TRUST



By:  ____________________________